FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Material Event regarding a fine imposed on Banco Santander Chile by the Superintendency of Banks and Financial Institutions

2.
Letter to the Superintendency of Banks and Financial Institutions from Banco Santander Chile dated June 25, 2009 regarding the appointment of the General Counsel and other Board agreements (English translation)

Material Event

In conformity with Articles 9 and 10 of Law 18,045, Banco Santander Chile informs that on June 12, 2009, the Superintendency of Banks and Financial Institutions, in accordance with their faculties outlined in Article 19 of the General Banking Law, fined Banco Santander Chile in the amount of Ch$30 million (US$56,000) for errors in information periodically sent to the Superintendency of Banks and Financial Institutions.

The General Manager

Santiago, June 25, 2009.

Mr.
Gustavo Arriagada Morales
Superintendente de Bancos e
Instituciones Financieras

Ref.: Appointment of General Counsel and other Board agreements

We inform you that in the ordinary Board meeting held on June 23, 2009, the following matters were approved:

1) In light of the resignation of our General Counsel and Secretary of the Board, Gonzalo Romero Astaburuaga, beginning on June 30, 2009, the Board appointed Juan Pedro Santa María Pérez as General Counsel of Banco Santander-Chile and Secretary of the Board and the Audit Committee as of July 1, 2009, without observation to the continuation of his function as Corporate Legal Director of Santander Group in Chile.

2) The President, Mauricio Larraín, informed the Board that in the last ordinary shareholders meeting held on April 28, 2009, Mr. Santa María had been approved as an Alternate Board member, but in light of his designation as General Counsel, Mr. Santa María resigned as Alternate Board member, as this designation is incompatible with being General Counsel. The Board will designate a new Alternate Director according to its legal and statutory faculties.

3) The Board also accorded that with the resignation of Gonzalo Romero A., his designation as Deputy General Manager is no longer effective. At the same time, it was agreed to modify the Board resolution adopted on October 24, 2006 and February 27, 2007 and Claudio Melandri Hinojosa, Andrés Heusser Risopatrón, Juan Fernández Fernández and Juan Pedro Santa María Pérez were approved as Deputy General Managers to act as General Managers when the General Manager is on vacation, on leave or is unable to carryout his functions without having to inform third parties and in the absence of any of the designated Deputy General Managers.

When Claudio Melandri Hinojosa, Andrés Heusser Risopatrón, Juan Fernández Fernández and Juan Pedro Santa María Pérez act as Deputy General Manager, they will have the same faculties as the acting General Manager, which are indicated in public deed granted on September 25, 2003 at the offices of Notary Public Nancy de la Fuente, and included in Board meeting number 346 held on August 19, 2003.

Sincerely,

Oscar von Chrismar C.

General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile
Date:	June 29, 2009	By:	/s/ Gonzalo Romero
			Name:	Gonzalo Romero
			Title:	General Counsel